Exhibit 3.1

CH2M HILL Companies, Ltd.

Amendment to Certificate of Incorporation

June 7, 2017

Effective June 7, 2017, Section 5.3 of the Certificate of Incorporation of CH2M HILL Companies, Ltd. is amended in its entirety to read as follows:

“5.3. Composition  The Board of Directors shall take all actions necessary to ensure that directors who are either then employees of the Corporation or, in the case of up to one director, a retired employee of the Corporation (collectively “Employee Directors”) constitute a majority of the Board of Directors at all times. Without limiting the foregoing, the Board of Directors shall, to the fullest extent permitted by law, (i) nominate sufficient Employee Directors for election by the stockholders of the Corporation, (ii) increase or decrease the size of the Board of Directors and (iii) fill any vacancy or newly created directorship occurring on the Board of Directors, in each case, in a manner that ensures that the composition of the Board of Directors complies with this Section 5.3.  Any Employee Director who is terminated, retires or resigns from his or her position as an employee of the Corporation or otherwise ceases to be an employee of the Corporation shall automatically cease to be qualified as a director of the Corporation, and such director’s term as a director shall automatically terminate and the vacancy created thereby shall be filled in accordance with this Section 5.3.”